UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 24, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Update

Senior Mortgage Loan Payoff – 1551 South Orange Grove, LLC

On April 12, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $3,000,000, (the “SOG Senior Loan”). The Borrower, 1551 South Orange Grove, LLC, a California limited liability company (“SOG”), used the loan proceeds to acquire approximately 13,800 square feet of land located at 1551 – 1557 S. Orange Grove Avenue, Los Angeles, CA 90004 (the “SOG Property”). Details of this acquisition can be found here.

 SOG’s business plan was to apply for by-right entitlements and obtain permits to construct approximately 31 apartment units on the site. In Q4 2020, SOG obtained entitlements for 31 completing the initial portion business plan and in Q3 2021, they completed the business plan by obtaining permits to begin construction.

On November 24, 2021, SOG paid back the SOG Senior Loan for the full amount of principal, plus interest, by selling the property to a developer. All interest payments were paid in full during the investment period, and the investment yielded an annualized rate of return of approximately 10.4%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel
Date: December 1, 2021